

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Steve Carnes
Chief Executive Officer
GEMZ Corp. NV
2180 N. Park Avenue, Suite 200
Winter Park, FL 32789

>   **Re: GEMZ Corp. NV**
>   **Offering Statement on Form 1-A**
>   **Amendment filed June 21, 2023**
>   **File No. 024-12239**

Dear Steve Carnes:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

Amended Offering Statement on Form 1-A filed June 21, 2023

General

1.   We reissue comment 8. We continue to note your belief that you are no longer a shell company. Given the financial statements for BadgerBloX as of March 20, 2023 reflect no assets and no revenues and the minimal operations to date, please revise the disclosure throughout the offering circular, as you appear to continue to be a shell company, or provide a detailed analysis as to why you no longer meet the definition of shell company in Rule 405 of Regulation C. Please revise to disclose the impact of being a shell company has upon the company and investors. In addition, please provide clear disclosure in the summary and in the business section that BadgerBloX has not had operations to date and has not any generated revenues.

       You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Eric Newlan